SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos M. Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated August 24, 2021, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – August 24, 2021 – IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) (NYSE: IRS), announces that it has issued notes in the local capital markets for a total amount of USD 58.1 million according to the following information:

Notes Series XIII
Amount Issued: USD 58,124,596
Issuance Date: August 26, 2021
Maturity Date: August 26, 2024
Issuance Price: 100.0% Face Value
Interest Rate and payments: 3.90% fixed with semiannual payments.
Initial Exchange rate: ARS/USD 97.3150.
Estimated Duration: 2.52 years
Amortization schedule: On 3 installments as indicated below:
- 25% of the capital on August 26, 2023;
- 25% of the capital on February 26, 2024;
- 50% of the capital at the maturity date.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: August 24, 2021